Exhibit 3

April 21, 2010

Board of Directors
Bancinsurance Corporation
250 East Broad Street
7th Floor
Columbus, Ohio 43215

Gentlemen:

I refer to my letter to you dated March 22, 2010 (the “Proposal Letter”), in which I described a proposal (the “Proposal”) pursuant to which an investor group organized and led by me (the “Investor Group”) would acquire all of the outstanding shares of common stock, without par value (the “Common Stock”), of Bancinsurance Corporation (the “Company”), other than those shares owned by the Investor Group.  Among other things, the Proposal Letter provided that the Proposal would automatically expire on April 22, 2010.

We understand that a special committee of the Board of Directors of the Company (the “Special Committee”) is in the process of considering the Proposal, but will not complete this process before April 22, 2010.  The Investor Group is willing to give the Special Committee additional time to complete its evaluation of the Proposal.  Accordingly, the Proposal will remain open, on the terms and subject to the conditions set forth in the Proposal Letter, until I inform you otherwise.

Although the Investor Group believes it is in all affected parties’ best interest to allow the Special Committee time to conduct a thorough evaluation of the Proposal, we reserve the right to withdraw the Proposal at any time, in our sole discretion.  We urge the Special Committee to complete its evaluation as expeditiously as possible.

As we explained in the Proposal Letter, we will provide the Special Committee and its representatives with any information in our possession with respect to this proposal which the Special Committee reasonably requests, and we and our representatives will be available to meet with the Special Committee and its representatives to discuss this proposal further.  Please do not hesitate to let me know if there is anything we can provide to help the Special Committee complete its evaluation.

We expect to make appropriate filings on Schedule 13D disclosing this letter.

No binding obligation on the part of the Company or the Investor Group will arise with respect to the Proposal or any transaction unless a definitive merger agreement has been executed and delivered.

The other members of the Investor Group and I thank you for considering our request and are available at your convenience if further discussion is needed.

Sincerely,

By:	/s/ John S. Sokol
John S. Sokol